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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*
                             -----------------------

                             TRIARC COMPANIES, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   895927 10 1
                                 (CUSIP Number)

                                  PETER W. MAY
                           C/O TRIARC COMPANIES, INC.
                                 280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                            TEL. NO.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                               NOVEMBER 11, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

----------------------                                         -----------------
CUSIP NO. 895927 10 1                                               Page 2 of 10
----------------------                                         -----------------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   DWG ACQUISITION GROUP, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
                                                                      (b)  [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   Not applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0- (See Item 5)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        5,982,867 (See Item 5)
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0- (See Item 5)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          5,982,867 (See Item 5)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,982,867 (See Item 5)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%*
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------------------------------------------------------------------------------

---------------------
* As of July 31, 2002, there were 20,507,131 shares of Class A Common Stock outstanding, based on Triarc Companies, Inc.'s Form 10-Q for the Quarterly Period Ended June 30, 2002. All ownership percentages provided in this
      Schedule 13D are based on this number of shares outstanding.

----------------------                                         -----------------
CUSIP NO. 895927 10 1                                               Page 3 of 10
----------------------                                         -----------------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   NELSON PELTZ
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
                                                                      (b)  [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   Not applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       1,673,984 (See Item 5)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        5,982,867 (See Item 5)
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          1,673,984 (See Item 5)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          5,982,867 (See Item 5)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,656,851 (See Item 5)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   34.6% (See Item 5)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   IN
--------------------------------------------------------------------------------

----------------------                                         -----------------
CUSIP NO. 895927 10 1                                               Page 4 of 10
----------------------                                         -----------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   PETER W. MAY
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
                                                                      (b)  [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   Not applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       1,098,466 (See Item 5)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        5,982,867 (See Item 5)
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          1,098,466 (See Item 5)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          5,982,867 (See Item 5)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,081,333 (See Item 5)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   32.8% (See Item 5)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   IN
--------------------------------------------------------------------------------

----------------------                                         -----------------
CUSIP NO. 895927 10 1                                               Page 5 of 10
----------------------                                         -----------------

                        AMENDMENT NO. 11 TO SCHEDULE 13D

         This Amendment No. 11 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3,1993, as amended by Amendment No. 7 dated February 14, 1996, and as amended by Amendment No. 8 dated October 13, 1998, and as amended by Amendment No. 9 dated March 12, 1999, and as amended by Amendment No. 10 dated May 4, 1999 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock, par value $.10 per share (the "Common Stock"), of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

         Except as set forth below, there are no changes to the information set forth in the Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended by deleting the second paragraph thereto and replacing it with the following:

         Messrs. Peltz and May, as general partners and limited partners of the Purchaser, entered into the Agreement of Limited Partnership as of September 25, 1992, as amended (the "Partnership Agreement"). The descriptions of the provisions of the Partnership Agreement contained herein are qualified in their entirety by the actual terms of such Partnership Agreement, a copy of which is filed as Exhibit 25 and is incorporated herein by reference. Pursuant to the Partnership Agreement, the Purchaser will dissolve on September 25, 2011, or at such earlier time as (i) either general partner shall so determine

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CUSIP NO. 895927 10 1                                               Page 6 of 10
----------------------                                         -----------------

in writing, (ii) the Purchaser sells or otherwise disposes of its interest in all or substantially all of its properties, (iii) an event of withdrawal of any of the general partners has occurred under the Delaware Revised Uniform Limited Partnership Act (the "Act") (unless the remaining general partner(s) elect to continue the Purchaser), (iv) either general partner dies, or (v) an entry of a decree of judicial dissolution has occurred under the Act. The Partnership Agreement provides that the Purchaser's profits and losses will be allocated in proportion to the capital contributions of the partners. No partner may transfer any interest in the Purchaser without the unanimous written consent of the general partners. All acts and decisions of the Purchaser, with certain limited exceptions, require the approval of both general partners. Pursuant to the Partnership Agreement, the general partners may admit additional limited partners to the Purchaser.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Statement is amended by deleting the last paragraph thereof and substituting in its place the following paragraph:

         Mr. Peltz has options to purchase 1,623,334 shares of Common Stock which are exercisable within 60 days, and Mr. May has options to purchase 1,051,666 shares of Common Stock which are exercisable within 60 days, awarded to Messrs. Peltz and May pursuant to the Company's 1993 equity participation plan and 1998 equity participation plan.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Statement is amended by deleting the sixth paragraph thereof and substituting in place the following paragraph:

         The Peltz Family Limited Partnership (the "Peltz L.P.") owns 23,750 shares of Common Stock. By virtue of his position as general partner of the Peltz L.P., Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz L.P. Mr. Peltz disclaims beneficial ownership of these shares.

         Item 5 of the Statement is amended by deleting the tenth paragraph thereof and substituting in its place the following paragraph:

----------------------                                         -----------------
CUSIP NO. 895927 10 1                                               Page 7 of 10
----------------------                                         -----------------

         DWG Acquisition Group, L.P., Mr. Peltz and Mr. May may be deemed to beneficially own an aggregate of 5,982,867, 7,656,851 and 7,081,333 shares of Common Stock, respectively, representing approximately 29.2%, 34.6% and 32.8% of the outstanding shares of Common Stock, respectively.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

         Item 6 is amended by replacing the words "Exhibits 1, 2, 3, 4, 8, 16-19 and 20" in the first sentence of the third to last paragraph thereof with the following:

         Exhibits 1, 2, 3, 8, 20 and 25.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

         The following document is included in this Statement as an Exhibit thereto:

         Amended and Restated Agreement of Limited Partnership of the Purchaser, amended and restated as of November 11, 2002.

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CUSIP NO. 895927 10 1                                               Page 8 of 10
----------------------                                         -----------------

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 12, 2002.


                                        DWG ACQUISITION GROUP, L.P.

                                        By: /s/ Nelson Peltz
                                           ------------------------------------
                                           Name:  Nelson Peltz
                                           Title: General Partner


                                        By: /s/ Peter W. May
                                           ------------------------------------
                                           Name:  Peter W. May
                                           Title: General Partner


                                        /s/ Nelson Peltz
                                        ---------------------------------------
                                        Nelson Peltz


                                        /s/ Peter W. May
                                        ---------------------------------------
                                        Peter W. May

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CUSIP NO. 895927 10 1                                               Page 9 of 10
----------------------                                         -----------------


                                  EXHIBIT INDEX
                                  -------------

EXHIBIT                                DESCRIPTION                               PAGE NO.
-------                                -----------                               ---------
    1     Stock Purchase Agreement dated as of October 1, 1992 by and between    Filed with
          the Purchaser, Posner, Posner Trust and Security Management.           Original
                                                                                 Statement

    2     Exchange Agreement dated as of October 12, 1992 between the            Filed with
          Company and Security Management.                                       Original
                                                                                 Statement

    3     Agreement dated as of October 1, 1992 between the Company              Filed with
          and the Purchaser.                                                     Original
                                                                                 Statement

    4     Agreement of Limited Partnership of the Purchaser dated as of          Filed with
          September 25, 1992.                                                    Original
                                                                                 Statement

    5     Joint Filing Agreement of the Purchaser, Peltz and May.                Filed with
                                                                                 Original
                                                                                 Statement

    6     Memorandum of Understanding, dated January 21, 1993, by and between    Filed with
          the Purchaser and William A. Ehrman, individually and derivatively on  Amendment No. 2 behalf of SEPSCO.

    7     Letter dated January 25, 1993 from Steven Posner to the Purchaser      Filed with
          (including proposed terms and conditions of Consulting Agreement to be Amendment No. 2 entered into between the Company and Steven Posner).

    8     Undertaking and Agreement, dated February 9, 1993, executed by the     Filed with
          Purchaser.                                                             Amendment No. 3

    9     Amendment No. 3 dated as of April 14, 1993 to Agreement of Limited     Filed with
          Partnership of the Purchaser.                                          Amendment No. 4

    10    Citibank Loan Documents (Exhibits and Schedule omitted).               Filed with
                                                                                 Amendment No. 4

    11    Republic Loan Documents (Exhibits and Schedules omitted).              Filed with
                                                                                 Amendment No. 4

    12    Pledge and Security Agreement, dated as of April 5, 1993, between the  Filed with
          Purchaser and Citibank.                                                Amendment No. 5


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----------------------                                         -----------------
CUSIP NO. 895927 10 1                                              Page 10 of 10
----------------------                                         -----------------


EXHIBIT                                DESCRIPTION                               PAGE NO.
-------                                -----------                               --------
    13    Custodial Loan Documents.                                              Filed with
                                                                                 Amendment No. 5

    14    Agreement, dated May 2, 1994 among Nelson Peltz,                       Filed with
          Peter W. May and Leon Kalvaria.                                        Amendment No. 6

    15    Amended and Restated Pledge and Security Agreement, dated as of        Filed with
          July 25, 1994 between the Purchaser and Citibank.                      Amendment No. 6

    16    Amendment No. 1 dated as of November 15, 1992 to Agreement of Limited  Filed with
          Partnership of the Purchaser.                                          Amendment No. 7

    17    Amendment No. 2 dated as of March 1, 1993 to Agreement of Limited      Filed with
          Partnership of the Purchaser.                                          Amendment No. 7

    18    Amendment No. 4 dated a January 1, 1995 to Agreement of Limited        Filed with
          Partnership of the Purchaser.                                          Amendment No. 7

    19    Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited    Filed with
          Partnership of the Purchaser.                                          Amendment No. 7

    20    NationsBank Loan Documents (Exhibits and Schedules omitted).           Filed with
                                                                                 Amendment No. 7

    21    Letter, dated October 12, 1998, from Messrs. Nelson Peltz and          Filed with
          Peter W. May to the Company.                                           Amendment No. 8

    22    Press release, issued by the Company, dated October 12, 1998.          Filed with
                                                                                 Amendment No. 8

    23    Letter, dated October 12, 1998, from the Company to Messrs. Nelson     Filed with
          Peltz and Peter W. May.                                                Amendment No. 8

    24    Press release issued by the Company, dated March 10, 1999.             Filed with
                                                                                 Amendment No. 9

    25    Amended and Restated Agreement of Limited Partnership of the           Filed herewith
          Purchaser, amended and restated as of November 11, 2002.